2/27/06SS

[redacted]

SECU 06002284 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
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SEC MAIL RECEIVED PROCESSING FEB 24 2006 WASHINGTON, DC SECTION 209

SEC FILE NUMBER
~~8-118787~~ 8-53686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Professional Funds Distributor, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

760 Moore Rd.

(No. and Street)

King of Prussia (City) PA (State) 19406 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip H. Rinnander, President 610-337-9403

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Siana Carr & O'Connor LLP

(Name – *if individual, state last, first, middle name*)

1500 E. Lancaster Ave. (Address) Paoli (City) PA (State) 19301 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip H. Rinnander, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Professional Funds Distributor LLC, as of 12/31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
JENNIFER K RINNANDER
Notary Public
BOROUGH OF MEDIA, DELAWARE COUNTY
My Commission Expires Aug 5, 2007

Signature

President
Title

Jennifer K Rinnander
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Report

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

December 31, 2005 and 2004

SIANA CARR & O'CONNOR, LLP

CERTIFIED PUBLIC ACCOUNTANTS

PROFESSIONAL FUNDS DISTRIBUTOR, LLC

Financial Statements and Supplementary Financial Information

December 31, 2005 and 2004

and

INDEPENDENT AUDITOR'S REPORT

INDEX

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American
Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

We have audited the accompanying statements of financial condition of Professional Funds Distributor, LLC (the Company) as of December 31, 2005 and 2004, and the related statements of operations and member's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Professional Funds Distributor, LLC as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with U. S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 7 to 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 19, 2006

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Financial Condition
December 31, 2005 and 2004

Assets	2005	2004
Cash and cash equivalents	$229,501	$ 86,132
Accounts receivable	24,065	20,414
Deposits	6,439	7,156
Marketable securities	167	64
Property and equipment, net	1,834	2,262
Total assets	$262,006	$116,028
Liabilities and member's equity		
Liabilities:		
Accrued expenses	$ 8,910	$ 9,410
Payables to non-customers	187,273	39,516
Total liabilities	196,183	48,926
Member's equity	65,823	67,102
Total liabilities and member's equity	$262,006	$116,028

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Operations and Member's Equity
For the Years Ended December 31, 2005 and 2004

	2005	2004
Revenues:		
Consulting income	$ 125,000	$ 106,250
Interest income	252	165
Unrealized gain on marketable securities	3	4
Total revenues	125,255	106,419
Expenses:		
Advertising	19,640	24,790
Consulting	106,000	94,000
Depreciation	672	663
Insurance	725	412
Licenses and permits	78,729	19,632
Loss on sale of assets	329	-0-
Office supplies & expense	4,250	4,193
Postage and delivery	1,068	1,064
Professional fees	5,949	6,950
Rent	4,000	4,000
Travel and entertainment	2,610	2,271
Expense reimbursements from customer	(117,438)	(68,975)
Total expenses	106,534	89,000
Net income	18,721	17,419
Member's equity - beginning of year	67,102	55,183
Member distributions	(20,000)	(5,500)
Member's equity - end of year	$ 65,823	$ 67,102

(The accompanying notes are an integral part of these financial statements.)

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Statements of Cash Flows
For the Years Ended December 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 18,721	$ 17,419
Adjustments to reconcile net income to		
net cash provided (used) by operating activities:		
Depreciation	672	663
Loss on sale of assets	329	-0-
Unrealized gain on marketable securities	(3)	(4)
Increase in accounts receivable	(3,651)	(9,360)
(Increase) decrease in deposits	717	(2,774)
Increase (decrease) in accrued expenses	(500)	1,448
Increase (decrease) in payables to non-customers	147,757	(18,995)
Net cash provided (used) by operating activities	164,042	(11,603)
Cash flows from investing activities:		
Purchase of property and equipment	(573)	(1,247)
Purchase of marketable securities	(100)	(60)
Net cash used by investing activities	(673)	(1,307)
Cash flows from financing activities:		
Member distributions	(20,000)	(5,500)
Net cash used by financing activities	(20,000)	(5,500)
Net increase (decrease) in cash and cash equivalents	143,369	(18,410)
Cash and cash equivalents - beginning of year	86,132	104,542
Cash and cash equivalents - end of year	$229,501	$ 86,132

(The accompanying notes are an integral part of these financial statements.)

(1) ORGANIZATION AND BACKGROUND

Professional Funds Distributor, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers. The Company is a single member Delaware limited liability company.

(2) SIGNIFICANT ACCOUNTING POLICIES

Cash flow information

For purposes of cash flows, cash and cash equivalents include cash deposited in banks and cash invested in money market mutual funds.

Accounts receivable

The Company carries its accounts receivable at cost and establishes an allowance for doubtful accounts based on a history of past write-offs and collections. A receivable is considered past due if payments have not been received by the Company for 90 days. Accounts are written off as uncollectible if no payments are received after 90 days. At December 31, 2005 and 2004, the Company considered accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Income taxes

The Company is not a taxpaying entity for federal or state income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the Company is taxed to the member on his individual tax return.

(3) CONCENTRATIONS OF CREDIT RISK

Cash in excess of FDIC insurance

At various times during the year, the Company's cash balances exceeded the federally insured limit. At December 31, 2005, the Company's uninsured cash balances totaled $158,025.

(4) MAJOR CUSTOMER

During 2003, the Company entered an agreement with its sole customer to serve as a distributor and principal underwriter to several families of mutual funds. Under this agreement, the Company is to be reimbursed for all registration fees and other out-of-pocket expenses. Reimbursements from this customer totaled $117,438 and $68,975 for the years ended December 31, 2005 and 2004, respectively.

(5) NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital and a ratio of aggregate indebtedness to net capital, not exceeding 15 to 1. At December 31, 2005, the Company had net capital, as defined, of $33,460, which was $20,382 in excess of its minimum required net capital of $13,078. The Company's ratio of aggregate indebtedness to net capital was 5.86 to 1 as of December 31, 2005.

The SEC customer protection rule (Rule 15c3-3) requires the maintenance of reserves for customers accounts. The Company is exempt from this under SEC Rule 15c3-3(k)(1), because its business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities. Therefore, Schedules II and III on pages 8 and 9 are not applicable.

(6) RELATED PARTY TRANSACTIONS

The Company has a one year servicing agreement, which renews annually, with a party related through common ownership under which it receives office space and professional services. Servicing fees paid under this agreement totaled $100,000 and $89,000 for the years ended December 31, 2005 and 2004, respectively, and have been included in consulting expense.

(7) LEASE COMMITMENTS

The Company leases their office space under a license agreement with its sole customer. This agreement renews annually. Rent expense incurred in connection with this lease was $4,000 for the years ended December 31, 2005 and 2004. The Company was reimbursed for rent expense in accordance with the distributor agreement (see Note 4).

SUPPLEMENTARY

FINANCIAL

INFORMATION

Schedule I

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2005

Net capital:	
Total member's equity	$ 65,823
Less - ownership equity not allowable for net capital	-0-
Total member's equity qualified for net capital	65,823
Less - total non-allowable assets	32,338
Less - haircuts on securities	25
Net capital	$ 33,460
Aggregate indebtedness	$196,183
Total aggregate indebtedness	$196,183
Computation of basic net capital requirement:	
Net capital requirement	$ 13,078
Net capital	33,460
Excess of net capital	$ 20,382
Excess of net capital at 1000%	$ 13,842
Ratio of aggregate indebtedness to net capital	5.86 to 1

Schedule II

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Computation for Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Information Relating to Possession or Control Requirement Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2005

Not Applicable: The Company's business is limited to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

Reconciliation of the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 Focus Part IIA filing.

Not Applicable: There are no differences between the audited computation of Net Capital (Schedule I) and the computation of Net Capital included in the Company's unaudited December 31, 2005 FOCUS Part IIA filing.

Independent Auditor's Report on
Internal Control
Required by SEC Rule 17a-5

PROFESSIONAL FUNDS DISTRIBUTOR, LLC
Year Ended December 31, 2005

SIANA CARR & O'CONNOR, LLP
CERTIFIED PUBLIC ACCOUNTANTS

SIANA
CARR &
O'CONNOR, LLP

Certified Public Accountants

Members of:
American Institute of Certified Public Accountants
Pennsylvania Institute of Certified Public Accountants
Private Companies Practice Section of American Institute of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To the Directors of
Professional Funds Distributor, LLC
King of Prussia, Pennsylvania

In planning and performing our audit of the financial statements and supplemental schedules of Professional Funds Distributor, LLC (the Company) for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling that responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1500 E. Lancaster Avenue, Paoli, Pennsylvania 19301 Telephone (610) 296-4200 Fax: (610) 296-3659 Email: solutions@scocpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the NASD Regulation, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Siana Carr & O'Connor, LLP

SIANA CARR & O'CONNOR, LLP

February 19, 2006